Attachment


(1) Mr. Robinson entered into a pre-paid variable forward stock sale contract (the "Agreement") relating to up to 350,000 shares of the issuer's common stock on January 20, 2004. Pursuant to the Agreement, Mr. Robinson may deliver on February 5,
2009 a number of shares of common stock
equal to the product of (i) 350,000 and (ii) the Settlement Ratio, which will be determined as follows: (a) If the weighted average of the closing prices of the issuer's common stock over the 12 trading days prior to February 2, 2009 (the "Settlement Price") is less than $49.9904 per share (the
"Upside Limit") but greater than $33.3269 per share
(the "Hedged Value"), the Settlement Ratio shall be equal to the Hedged Value divided by the Settlement Price;
(b) If the Settlement Price is
equal to or greater than the Upside Limit, the Settlement Ratio shall be equal to the sum of (A) the Hedged Value divided by the Settlement Price, plus (B) a fraction, the numerator of which is the difference between the Settlement Price and the Upside Limit and the denominator of which is the Settlement Price; and (c) If the Settlement Price is less than or equal to the Hedged Value, the Settlement Ratio will be one. Mr. Robinson may, in the alternative, settle the agreement by delivering cash rather than the shares. As consideration under the Agreement, Mr. Robinson will receive an aggregate purchase price of approximately $9,065,595.
This transaction was effected
pursuant to a Rule 10b5-1 trading plan adopted by Mr. Robinson on January 20, 2004.

Mr. Robinson is also the beneficial owner of 5,175,281 shares of Common Stock, which includes
1,103,224 shares held directly and: (A) 890,904 shares of Common Stock, which are receivable upon conversion of 890,904 shares of Class A Stock, par value $.01 per share, owned by Richard
Robinson; and (B) 350,000 shares of Common Stock subject to the Agreement. Also includes shares owned by (C) the Trust under the Will of Maurice R. Robinson
(the "Maurice R. Robinson
Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii)
648,620 shares of Common
Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share; and (D) the Trust under the Will of Florence L. Robinson
(the "Florence L. Robinson Trust"),
as follows: (i) 350,000 shares of Common Stock and (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard
Robinson is one of four trustees of the Maurice R. Robinson Trust, and one of two trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the two trusts, respectively.
The shares of Class A
Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis; Also includes (E) 7,594 shares of Common Stock for which Mr.
Robinson is custodian under a separate custodial account for one of his sons,
(F) 20,959 shares of
Common Stock with respect to which Mr. Robinson had voting rights at May 31, 2003 under the Scholastic 401(k) Savings and Retirement Plan, and
(G) 4,212 shares owned directly by his minor children. Does not include 259,386 shares of Common Stock, held directly by Helen Benham, the wife of Richard Robinson and 1,403 shares with respect to which she had voting rights as of May
31, 2003 under the 401(k) plan.